SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 18, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 18, 2008

TAM Receives First Boeing 777-300ER

New Aircraft Will Carry 365 Passengers And Will Be Used in Routes to Frankfurt And London

São Paulo, August 18, 2008 – TAM (Bovespa: TAM4 and NYSE: TAM) has just received, directly from the manufacturing plant in Seattle, USA, the first of eight 777-300ER aircraft acquired from Boeing. The aircraft is slated for use in the company's daily flights between São Paulo and Frankfurt, Germany and São Paulo and London. Initially, the new aircraft will be used on the São Paulo - Santiago, Chile route in South America.

With a more spacious cabin, three seat classes and capacity for 365 passengers, the B777-300ER also has greater energy efficiency. This means that in addition to reducing operating costs due to less fuel consumption, it emits less harmful gasses into the environment. With the incorporation of the new Boeing 777-300 ER, TAM now has an operational fleet of 116 aircraft, including 110 Airbus (models 17 A319, 76 A320, 3 A321, 12 A330 and 2 A340), 1 B777-300 ER, 2 B767-300 and 3 MD-11. By the end of this year, the company will receive three more units of this Boeing model, which will replace the MD-11 aircraft that are currently being used in long distance flight routes and which will be returned by the end of 2008. To support the expansion of the international flight network, TAM will receive two Airbus A330 during this year.

“These acquisitions reinforce our policy of operating a young fleet, guaranteeing more passenger comfort in our quest for Service Excellence -- one of the three pillars upon which the company bases its performance, along with Technical-Operational Excellence and Excellence in Management”, says Captain David Barioni Neto, president of TAM. The company has a consistent and flexible long-term fleet plan to sustain the expansion of international and domestic markets, and anticipates having 123 aircraft by the end of 2008. The forecast for the end of 2012 is to have 147 airplanes in operation.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed July 2008 with 51.1% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 72.5% in July. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.